FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 May 2010

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE FIRST FINANCIAL QUARTER ENDED
31 MARCH 2010 - HIGHLIGHTS

·
Profit before tax for the three months ended 31 March 2010 was MYR297 million, 19.8 per cent higher than the MYR248 million reported for the same period in 2009.

·
Operating income grew to MYR597 million, an increase of MYR45 million or 8.2 per cent compared with the same period in 2009, mainly due to higher trading profits of MYR134 million, an increase of MYR33 million or 33.2 per cent, and higher net fee income of MYR106 million, an increase of MYR20 million or 22.6 per cent.

·
Loan impairment charges and other credit risk provisions decreased by MYR18 million or 37.7 per cent to MYR30 million for the three months ended 31 March 2010, compared with the same period in 2009.

·
Cost efficiency ratio for the three months ended 31 March 2010 deteriorated to 45.3 per cent from 44.6 per cent for the corresponding period in 2009.

·
Total assets of MYR58.1 billion increased from MYR55.1 billion as at 31 December 2009.

·
Core capital ratio and risk-weighted capital ratio (net of proposed dividends) remained strong at 10.1 per cent and 14.6 per cent respectively at 31 March 2010, compared with
9.6 per cent and 14.3 per cent respectively at 31 March 2009.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Commentary

HSBC Bank Malaysia Berhad ('the Bank') posted profit before tax of MYR297 million in the first three months of 2010 (MYR248 million for the same period in 2009), a growth of 19.8 per cent as the Malaysian economy started to show positive signs of recovery after the global financial crisis peaked in the first quarter of 2009.

Operating income grew by MYR45 million or 8.2 per cent compared with the same period in 2009, mainly due to higher trading profits of MYR33 million or 33.2 per cent, higher net fee income of MYR20 million or 22.6 per cent and higher income from Islamic banking of MYR9 million or 12.6 per cent; partially offset by lower gains on disposal of available-for-sale financial investments of MYR19 million.

Trading profits grew mainly on higher gains on derivatives trading and sales of financial assets held-for-trading while net fee income increased on higher fees and commission from credit cards, sales of third party unit trusts and service charges.

Income from Islamic banking increased mainly on lower profit attributable to depositors due to deposit rates being higher in the first two months of 2009 compared to 2010. In addition, marginally higher profit was earned from Islamic advances and financing as a large percentage of the Islamic portfolio consisted of fixed rate personal instalment loans which were relatively unaffected by the reduction in the Overnight Policy Rate.

Other operating expenses for the three months ended 31 March 2010 increased by 9.8 per cent or MYR24 million to MYR271 million compared with MYR247 million for the same period in 2009, mainly due to higher general administrative expenses (up MYR9 million or 12.8 per cent) and promotion and marketing expenses (up MYR8 million or 62.1 per cent). General administrative expenses were higher as inter-company recharges increased after the transfer of the Bank's call centre to its Global Shared Service Centre while the increased promotion and marketing expenses were mostly credit card related.

The cost efficiency ratio for the first quarter of 2010 deteriorated to 45.3 per cent from 44.6 per cent in the same period last year as operating expenses grew at a faster pace compared to operating income.

Loan impairment charges and other credit risk provisions for the three months ended 31 March 2010 decreased by MYR18 million or 37.7 per cent against the corresponding period in 2009, mainly on lower impairment charges on loans to corporate customers as improving economic conditions has resulted in a decline in the flow of impaired loans.

Total assets increased by MYR2.9 billion or 5.3 per cent against 31 December 2009, in line with the increase in deposits from customers of MYR2.0 billion or 4.5 per cent (31 March 2010: MYR46.7 billion; 31 December 2009: MYR44.7 billion). Gross loans, advances and financing as at 31 March 2010 stood at MYR29.7 billion, slightly higher than the MYR29.5 billion recorded as at 31 December 2009.

Mr Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad commented:

"The improvement in the Bank's 2010 first quarter results mirrored the gradual recovery of the Malaysian economy with underlying support from strengthening domestic demand and continued improvement in the regional economies.

"With ample liquidity in the market and improved investor and consumer sentiment, we saw capital market activities gradually returning to their pre financial crisis levels and demand for credit increasing. As the local economy growth momentum increased, the Central Bank of Malaysia has started to normalise interest rates.

"We remain cautious as the world economy has yet to fully recover but are investing selectively in our business to meet the growing demand in the local market."

Media enquiries to Elizabeth Wee on +603 22 703 351 or at
elizabethwee@hsbc.com.my

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Unaudited Condensed Statements of Financial Position as at 31 March 2010

	Group		Bank
Figures in MYR '000s	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009

Assets

		Restated*		Restated*
Cash and short-term funds	13,597,657	11,709,558	13,178,800	11,480,483
Securities purchased under resale agreements	7,589,726	6,780,923	7,589,726	6,780,923
Deposits and placements with banks and other financial institutions	1,066,947	142,812	2,008,942	1,085,869
Financial Assets Held-for-Trading	1,531,730	1,282,817	1,474,264	1,155,431
Financial Investments Available-for-Sale	3,086,396	4,855,892	2,765,532	4,471,672
Loans, advances and financing	28,888,957	28,623,792	25,533,432	25,458,819
Other assets	1,679,544	1,135,215	1,657,719	1,116,912
Statutory deposits with Central Bank	187,527	178,827	159,098	150,298
Investment in subsidiaries	-	-	660,021	660,021
Property and equipment	285,446	287,872	275,979	280,372
Intangible assets	56,141	57,187	54,096	54,964
Deferred tax assets	85,719	82,614	71,766	68,730
Total assets	58,055,790	55,137,509	55,429,375	52,764,494

Liabilities

Deposits from customers	46,701,509	44,686,358	44,146,671	42,213,968
Deposits and placements of banks and other financial institutions	2,610,246	2,819,638	2,394,786	2,710,022
Bills and acceptances payable	346,079	311,616	339,829	308,318
Other liabilities	2,916,488	1,821,930	3,166,933	2,118,650
Recourse obligation on loans sold to National Mortgage Corporation	565,481	575,511	565,481	575,511
Provision for taxation	50,7333	37,773	47,036	33,986
Subordinated bonds	1,004,476	1,000,385	1,004,476	1,000,385
Total liabilities	54,195,012	51,253,211	51,665,212	48,960,840

Equity

Share capital	114,500	114,500	114,500	114,500
Reserves	3,746,278	3,519,798	3,649,663	3,439,154
Proposed dividend	-	250,000	-	250,000
Total equity attributable to shareholders	3,860,778	3,884,298	3,764,163	3,803,654

Total liabilities and equity	58,055,790	55,137,509	55,429,375	52,764,494

Commitments and contingencies	77,626,230	75,667,293	76,228,649	74,087,292

*
2009 figures restated due to various changes in accounting policies adopted in 2010. Full details are set out on pages 28 to 30 of HSBC Bank Malaysia's Unaudited Condensed Interim Financial Statements which are available at www.hsbc.com.my.

Unaudited Condensed Statements of Comprehensive Income
For the First Financial Quarter ended 31 March 2010

	Group		Bank
Figures in MYR'000s (Year-To-Date ended)	31 Mar 2010	31 Mar 2009	31 Mar 2010	31 Mar 2009

Revenue	785,206	790,703	728,154	729,683

Interest income	438,817	480,217	445,962	486,596
Interest expense	(170,715)	(215,591)	(170,715)	(215,591)
Net Interest income	268,102	264,626	275,247	271,005

Fee and commission income	113,023	92,299	113,023	92,299
Fee and commission expense	(6,839)	(5,708)	(6,839)	(5,708)
Net fee and commission income	106,184	86,591	106,184	86,591

Net trading income	134,105	100,700	134,105	100,700
Income from Islamic Banking	76,824	68,221	-	-
Other operating income	12,245	31,851	35,064	50,088
Operating income before impairment losses	597,460	551,989	550,600	508,384

Loan impairment charges and other credit risk provisions	(30,163)	(48,410)	(18,968)	(35,845)
Impairment losses on available-for-sale financial investments	-	(9,637)	-	(9,637)
Net operating income	567,297	493,942	531,632	462,902

Other operating expenses	(270,631)	(246,373)	(256,645)	(233,107)
Profit before income tax expense	296,666	247,569	274,987	229,795

Income tax expense	(75,225)	(63,279)	(70,810)	(58,052)
Profit attributable to shareholders	221,441	184,290	204,177	171,743

Other comprehensive income
Deferred tax adjustment on revaluation reserve	-	756	-	756
Fair value reserve (available-for-sale financial investments):
-Change in fair value	(4,821)	2,544	(3,576)	1,245
-Amount transferred to profit or loss	(4,614)	(22,417)	(4,614)	(22,417)
Income tax relating to components of other comprehensive income	1,960	4,933	2,051	5,244
Other comprehensive income for the period, net of income tax	(7,475)	(14,184)	(6,139)	(15,172)

Total comprehensive income for the period	213,966	170,106	198,038	156,571

Profit attributable to shareholders	221,441	184,290	204,177	171,743
Total comprehensive income attributable to shareholders	213,966	170,106	198,038	156,571

Basic earnings per MYR0.50 ordinary share	96.7 sen	80.5 sen	89.2 sen	75.0 sen

Dividends per MYR0.50 ordinary share (net)
-paid in respect of prior year	109.2 sen	-	109.2 sen	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 21 May, 2010